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DD 2/27/13



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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2013
19 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	67979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/12   AND ENDING   12/31/12

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230

(No. and Street)

Chicago   Illinois   60606

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell   (312) 445-5400

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner

(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G   Indianapolis   Indiana   46220

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 2/27/13

OATH OR AFFIRMATION

I, _____ Chris O'Donnell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ North South Capital, LLC _____ , as of _____ December 31 _____ , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
LISA LEE WATSON
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/19/15

_____
Notary Public

_____
Signature

Executive Vice President
_____
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North South Capital, LLC

Year Ended December 31, 2012

Financial Report



North South Capital, LLC

Year Ended December 31, 2012

Financial Report



**Kehlenbrink
Lawrence
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC

Independent Auditors' Report

We have audited the accompanying financial statements of North South Capital, LLC, which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North South Capital, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 8, 2013

North South Capital, LLC

Statements of Financial Condition

Assets		December 31, 2012		December 31, 2011	
Cash and cash equivalents		$	245,057	$	290,555
Cash for the benefit of customers			69		69
Cash deposit with clearing organization			100,000		100,000
Accounts receivable			127,184		1,098
Prepaid expenses and deposits			28,086		27,588
Furniture and equipment, net			15,800		20,700
Total Assets		$	516,196	$	440,010

Liabilities and Members' Equity

Liabilities

Accounts payable		$	18,400	$	14,811
Accrued payroll and commissions			7,157		14,774
Accrued rent			5,097		7,526
Other current liabilities			6,548		560
Total liabilities			37,202		37,671

Members' Equity

Memberships			425,000		514,500
Retained earnings (deficit)			53,994		(112,161)
Total members' equity			478,994		402,339
Total Liabilities and Members' Equity		$	516,196	$	440,010

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended	
	December 31, 2012	December 31, 2011
Revenues		
Commissions	$ 706,704	$ 827,161
Advisory revenue	114,306	111,723
Underwriting	382,503	34,221
Capital introduction	60,090	183,389
Interest	371	103
Other	832	545
Total revenues	1,264,806	1,157,142
Operating Expenses		
Compensation and benefits	499,670	613,656
Occupancy	80,863	80,148
Clearing fees	143,356	105,780
Communications	90,605	64,754
Regulatory fees	13,872	13,890
Professional fees	204,317	230,927
Other expenses	65,968	92,205
Total operating expenses	1,098,651	1,201,360
Net Income (Loss)	$ 166,155	$ (44,218)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships	Retained Earnings (Deficit)
Balance, December 31, 2010	$ 529,200	$ (67,943)
Additional capital contribution		
Return of capital	(14,700)	
Net loss		(44,218)
Balance, December 31, 2011	514,500	(112,161)
Additional capital contribution		
Return of capital	(89,500)	
Net income		166,155
Balance December 31, 2012	$ 425,000	$ 53,994

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2012	December 31, 2011
Operating Activities		
Net income (loss)	$ 166,155	$ (44,218)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,900	3,607
Changes in operating assets and liabilities		
Accounts receivable	(126,086)	6,447
Other current assets	(498)	(3,550)
Accounts payable	3,589	6,001
Accrued expenses	(4,058)	2,971
Net Cash Provided by (Used in) Operating Activities	44,002	(28,742)
Investing Activities		
Purchase of furniture and equipment		(5,765)
Net Cash Provided by (Used in) Investing Activities	-	(5,765)
Financing Activities		
Return of capital	(89,500)	(14,700)
Additional capital investment	-	
Net Cash Used in Financing Activities	(89,500)	(14,700)
Decrease in Cash and Cash Equivalents	(45,498)	(49,207)
Cash and Cash Equivalents at Beginning of Year	290,555	339,762
Cash and Cash Equivalents at End of Year	$ 245,057	$ 290,555

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes To Financial Statements
December 31, 2012

Note 1 – Significant Accounting Policies
Description of Business
North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $4,900 and $3,607 for the years ended December 31, 2012 and 2011 respectively has been computed using straight line rates of depreciation.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2008 are no longer subject to tax examination.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or taxes during the years ended December 31, 2012 and 2011.

North South Capital, LLC

Notes To Financial Statements
December 31, 2012

Note 2 – Cash Segregated Under Federal Regulation

Cash of $69 in 2012 and 2011, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2012	December 31, 2011
Computer equipment	$ 15,865	$ 15,865
Telephone equipment	7,920	7,920
Furniture and fixtures	5,136	5,136
	28,921	28,921
Less: Accumulated depreciation	13,121	8,221
Total	$ 15,800	$ 20,700

Note 4 – Commitments

The Company is committed under two operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December

2013	$ 27,439
2014	13,984
Total	$ 41,423

Rent expenses for 2012 and 2011 were $61,468 and $61,440 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2012, the Company had net capital of $431,094 which was $181,094 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 8.6%.

North South Capital, LLC

Notes To Financial Statements
December 31, 2012

Note 6 - Control Requirements

There are no amounts, as of December 31, 2012, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2012 unaudited Focus report and this report.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2012

Net Capital

Members' equity	$	478,994
Less: Nonallowable assets		47,900
Net capital before haircuts on security positions		431,094
Haircuts on securities		-
Net capital	$	431,094
Aggregate Indebtedness	$	37,202
Net capital required based on aggregate indebtedness	$	2,480
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	181,094
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	131,094
Percentage of Aggregate Indebtedness to Net Capital		8.6%



**Kehlenbrink
Lawrence
Pauckner**
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
North South Capital, LLC

In planning and performing our audit of the financial statements of North South Capital, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
North South Capital, LLC
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 8, 2013



Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

    Balance of Prior Year SIPC-7T - Check #1314 for $1,236.00 written on 1-31-2012
    SIPC-6 Balance – Check #1361 for $876.00 written on 7-19-2012

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2012, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
January 23, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067979   FINRA   DEC
NORTH SOUTH CAPITAL LLC      9*9
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2340

   B. Less payment made with SIPC-6 filed (exclude interest)   (876)

   __7-19-12__
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1464

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1464

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1464

   H. Overpayment carried forward $( )

pmd 1-23-13
#138

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the **23** day of **Jan**, 20 **13**.

Executive VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1264464

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____
- (2) Net loss from principal transactions in securities in trading accounts.   _____
- (3) Net loss from principal transactions in commodities in trading accounts.   _____
- (4) Interest and dividend expense deducted in determining item 2a.   _____
- (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____
- (7) Net loss from securities in investment accounts.   _____

    Total additions   O

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   191860
- (2) Revenues from commodity transactions.   _____
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   136551
- (4) Reimbursements for postage in connection with proxy solicitation.   _____
- (5) Net gain from securities in investment accounts.   _____
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____   _____

    (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 22

    Enter the greater of line (i) or (ii)   22

    Total deductions   328433

2d. SIPC Net Operating Revenues $ 936031

2e. General Assessment @ .0025 $ 2340

(to page 1, line 2.A.)

2

North South Capital, LLC

Year Ended December 31, 2012

SIPC General Assessment Reconciliation
Supplemental Report



North South Capital, LLC

Year Ended December 31, 2012

SIPC General Assessment Reconciliation
Supplemental Report



**Kehlenbrink
Lawrence
Pauckner**

Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com

6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

> Balance of Prior Year SIPC-7T - Check #1314 for $1,236.00 written on 1-31-2012
> SIPC-6 Balance – Check #1361 for $876.00 written on 7-19-2012

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2012, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
January 23, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067979   FINRA   DEC
NORTH SOUTH CAPITAL LLC   9*9
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2340

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (876)

   7-14-12
   Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   1464

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1464

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1464

   H. Overpayment carried forward $( )

   paid 1-23-13
   #1384

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

Chris O'Donnell
(Authorized Signature)

Dated the 23 day of Jan , 20 13 .

Executive VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1264464

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

O

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

191860

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

136551

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____22_____

Enter the greater of line (i) or (ii)

22

Total deductions

328433

2d. SIPC Net Operating Revenues

$ 936031

2e. General Assessment @ .0025

$ 2340

(to page 1, line 2.A.)

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